

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 11, 2009

Via U.S. Mail

Marco G. Desanto, Esq.
DCFS USA LLC
36455 Corporate Drive
Farmington Hills, MI 48331-3552

>   **Re: Daimler Retail Receivables LLC**
>   **Registration Statement on Form S-3**
>   **Filed May 15, 2009**
>   **File No. 333-159281**

Dear Mr. Desanto:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

<u>General</u>

1. Please confirm that all depositors or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositors have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates of the depositors that have offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. In this regard, we note several instances in the base prospectus where you contemplate "other" types of structural features. Below are some examples, but not all instances:

    *   "or other credit facility" in the bulleted list on page 7 of the base prospectus;
    *   "any credit or cash flow enhancement for the issuing entity described in the prospectus supplement" in the third risk factor on page 9;
    *   "[c]redit support for the securities may be provided through the use of financial instruments like interest rate or currency swaps…" in the last risk factor on page 12;

- "including any hedging arrangement" in the fifth bullet point on page 28;
- "a liquidity facility or similar arrangement" in the second full paragraph on page 36; and
- "structural features such as" in the first bullet point on page 55.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration**.**

6. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Prospectus Supplement

General

7. We note your disclosure on page S-45 of the prospectus supplement and pages 8 and 53 of the base prospectus that the servicer may extend, defer or modify the payment schedule to a receivable. Please tell us whether the asset pool may include loans that have been modified. If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

8. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Reading These Documents, page S-3

9. We note your disclosure that if the information in the prospectus supplement is different from information in the prospectus, you should rely on the information in this prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly. Also make corresponding changes to your base prospectus including in the second full paragraph on page 4 and the first full paragraph on page 35.

Summary, page S-5

10. We note your disclosure on page 7 of the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

11.   In this regard, please include a bracketed placeholder if you ever intend to use any of the other forms of credit enhancement mentioned in the base (regardless of percentage triggers).

12.   We note your disclosure throughout the base prospectus that you contemplate using a prefunding period. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) of Regulation AB as applicable.

Property of the Issuing Entity, page S-9

13.   We note your disclosure on page 20 of the base prospectus that DCFS USA frequently purchases contracts with rates lower than DCFS USA would otherwise require due to incentive finance programs. We also note your disclosure on page 21 of the base prospectus that advances may be made over the maximum advance rate guidelines. To the extent there are "exception" loans due to a promotion or other reason which do not meet the current stated criteria in your underwriting section, please disclose that percentage in this section.

14.   We note your disclosure on page 29 of the base prospectus that the receivables may include "subprime" or "non-prime" loans. Please tell us whether any of the initial pool assets or the subsequent contracts added to the pool assets during the pre-funding period will be subprime assets. If any are, we suggest quantifying the amount in the supplement. If you disagree, please tell us why you believe this information would not be material to investors.

TALF Eligibility, page S-11

15.   Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Revise your disclosure to define the terms "eligible collateral" and "prime auto retail loans," as such term is defined pursuant to TALF, and describe the basis for your belief that the class A notes meet this criteria. Please confirm that the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Risk Factors, page S-13
The requirements of the TALF program…, page S-17

16.   Please describe any circumstances which would cause the Class A notes to lose their classification as "eligible collateral" as defined by TALF. Your risk factor discussion should also include a discussion of the risks associated with TALF regulations relating to creditworthiness, maturity limits and deadlines for TALF

funding. Also, please discuss the risks associated with the fact that the loans are non-recourse loans. Revise your disclosure here and on page 61 of the base prospectus under the heading Material Legal Issues Relating to the Receivables to discuss the fact that the ABS must be pledged as collateral to FRBNY at the time of the loan subscription.

17.   We note your disclosure in the first paragraph that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans. Please disclose the ratings necessary to establish TALF eligibility and discuss risks related to the current economic climate, and the automobile industry and DCFS USA specifically, which might cause the ratings to be downgraded.

The Receivables Pool, page S-20

18.   Please revise to disclose when you intend to provide statistical information for the final asset pool. Also, confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Characteristics of the Receivables, page S-21

19.   We note your disclosure on page S-22 that "FICO scores are based on independent third party information, the accuracy of which cannot be verified." A disclaimer as to the accuracy of the information provided in the prospectus supplement is not appropriate. Please delete this disclaimer.

Static Pool Data, page S-27

20.   We note that you included the undertaking regarding asset-backed securities to provide certain information though an internet web site as required by Item 512(l) of Regulation S-K. If you intend to disclose the information required by Item 1105 of Regulation AB on an internet web site, please disclose your intention here and provide the specific internet address where the information is posted. Alternatively, please provide us with all of the static pool information that will be provided in response to Item 1105 of Regulation AB that will be included in the prospectus supplement or incorporated by reference when it becomes available.

Fees and Expenses of the Issuing Entity, page S-44

21.   Please define "reasonable expenses" and provide an estimate of the amount of expenses you expect to pay to the Indenture and Owner Trustees.

Description of the Receivables Transfer and Servicing Agreements, page S-45

22.   Please revise to confirm that you describe all material terms of the agreements. We note similar language throughout the prospectus supplement and base prospectus with respect to other agreements. Revise throughout the supplement and base, as appropriate.

Base Prospectus

Incorporation of Certain Documents by Reference, page 5

23.   We note your incorporate by reference any future distribution report on Form 10-D or current reports on Form 8-K but not any future annual report on Form 10-K. Please advise.

The issuing entity assets are limited…, page 9

24.   We note your disclosure at the end of the first sentence in the third risk factor which states "or, unless otherwise specified in the prospectus supplement, any other person or entity." Please advise as to what is intended by this disclosure.

Ratings of the securities are limited and may be reduced or withdrawn, page 15

25.   Please advise as to what is intended by the disclosure "or in the categories otherwise specified in the prospectus supplement" at the end of the first sentence of this risk factor. Additionally, please confirm that you meet the S-3 eligibility requirement in Instruction B.5(a)(i) of Form S-3. We note disclosure to a similar effect in the first paragraph under the "Ratings" section on page 80.

If an interest rate swap agreement is terminated early…, page 17

26.   We note your disclosure in the second paragraph of this section that certain types of swap termination events could result in termination payments that may be required to be paid "pari passu with interest due to the senior most class of outstanding securities." We did not note, however, corresponding information in the prospectus supplement to reflect this fact in either the "Priority of Distributions" section on page S-7 or "Application of Available Funds" on page S-42. Please advise. Additionally, please provide placeholders in the prospectus supplement to confirm you will provide all of the information required by Items 1114 and 1115 of Regulation AB as appropriate.

The Sponsor and Servicer, page 19

27.   We note that DCFS USA is the sponsor and the servicer. Please provide the size, composition, and growth of the sponsor's portfolio of assets of the type included in the current transaction, as well as a more detailed discussion of the sponsor's experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction. Refer to Item 1104(c) of Regulation AB. Please also provide the size, composition, and growth of the servicer's portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience. Refer to Item 1108(b) of Regulation AB.

Overview, page 19

28.   We note your disclosure in the last paragraph of this section that "[e]xcept as otherwise provided in the prospectus supplement, DCFS USA is not a party to any legal proceedings." Please provide a placeholder in the prospectus supplement with respect to providing Item 1117 information, as applicable, for DCFS USA.

Underwriting, page 20

29.   Please tell us whether a motor vehicle loan may represent more than the purchase price of the vehicle. If so, please revise to describe what other items a borrower may finance in excess of the security provided by the motor vehicle. Also, please revise your prospectus supplement to indicate that you will quantify the amount of the excess as a percentage and in dollars. Finally, include the information in the summary and a corresponding risk factor.

Servicing Responsibilities, page 22

30.   We note your disclosure that the servicer may delegate servicing responsibilities to third parties or affiliates. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB. Provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

31.   Furthermore, confirm that you will report any additional servicers or change in servicer as required under Item 6.02 of Form 8-K.

Property of the Issuing Entity, page 28

32.   We note that you contemplate using a pre-funding period. Please revise the prospectus supplement, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

The Receivables Pools, page 29

33.   We note the selection criteria for receivables in the fourth paragraph of this section. Please revise to disclose whether delinquent assets may be included in the pool. If so, please provide delinquency tables in your prospectus supplement. We also note your disclosure in the first bullet point on page S-21.

Use of Proceeds, page 33

34.   Please disclose if any of the expenses incurred in connection with the selection and acquisition of the pool assets are payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Certain Information Regarding the Securities, page 35
General, page 35

35.   We note that the securities may be redeemable. Please revise to clarify whether a security would be redeemable at the discretion of the issuer or the holder of the security.

Collections, page 53

36.   Please revise to provide a complete list of instruments that the servicer may utilize to secure timely remittances of collections and provide proper payments. We note the catch-all term "other security" in the last sentence of the first paragraph of this section. Please revise.

Evidence as to Compliance, page 56

37.   We note your disclosure that you will provide the assessment of compliance with the servicing criteria as required by Item 1122(a) of Regulation AB for any period "beginning with the first year that is at least four months after the Closing Date." Please delete this language or alternatively please advise as to why you only need to provide this assessment for any year that is at least four months after the closing date.

Residual Interest; Issuance of Additional Securities, page 60

38.   We note your disclosure that the depositor will initially hold the certificates or residual interest in each issuing entity and may exchange all or a portion of the certificates or its residual interest for additional notes or certificates issued by the issuing entity. We also note your disclosure in this section that the depositor may register the additional notes or certificates and sell them publicly or in one or more private placements. Given the disclosures noted above, please provide us with your analysis as to why you are not a series trust or delete these references here and elsewhere in the prospectus supplement and prospectus as applicable.

Signatures, page II-5

39.   Your registration statement must be signed by your principal executive officer, principal financial officer, and your controller or principal accounting officer. Please indicate which managers are signing in those capacities. Refer to Instruction 1 of Form S-3.

                              ****

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   • Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   • The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its

full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Bell
Attorney-Adviser

cc: Eric A. Lowe, Esq.
        Sidley Austin LLP
        Fax: (415) 772-7400